TEVA REPORTS FIRST QUARTER 2013 RESULTS

Net Revenues Total $4.9 Billion

Non-GAAP Diluted EPS of $1.12; GAAP Diluted EPS of $0.74

Cash Flow from Operations of $1.1 Billion

Jerusalem, May 2, 2013 — Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today reported results for the quarter ended March 31, 2013.

“During the quarter, we were pleased by the overall performance of our specialty products and results of our OTC joint venture. Our generic operations, which are a core component of our business, performed in line with our expectations and were particularly strong in Western and Eastern Europe,” stated Dr. Jeremy Levin, Teva’s President and Chief Executive Officer.  “Over the past year, we have executed on the strategic plan which we articulated in December and with the recent addition of some key leadership appointments, we now have an organizational structure in place which supports our strategic plan. I firmly believe that Teva is poised to seize today’s opportunities and successfully meet our industry’s changing dynamics tomorrow.”

Revenues by Geographies for the First Quarter 20131

Net revenues in the United States in the first quarter were $2.4 billion (50% of total revenues), a decrease of 11% compared to the first quarter of 2012, driven primarily by the decline in Provigil® sales due to generic competition that began in the second quarter of 2012. In addition, the first quarter of 2012 had significant launches including the generic version of Zyprexa® and our agreement with Ranbaxy relating to its launch of generic Lipitor®. This decrease was partially offset by strong revenues from Copaxone®, Treanda®, Azilect® and our respiratory products, and from other generic products that were not sold in the first quarter of 2012.

Net revenues in Europe2 in the first quarter were $1.5 billion (30% of total revenues), an increase of 11% compared to the first quarter of 2012, or 10% in local currency terms. Revenues in Europe this quarter benefited from strong OTC and generics sales and stronger revenues from some of our specialty medicines, primarily Copaxone®, which grew organically and following the take-back of marketing and distribution rights completed in February 2012. In addition, we are continuing to benefit from our strategy and commercial model in Europe to ensure sustainable and profitable growth.

Net revenues in the Rest of the World3 in the first quarter totaled $966 million (20% of total revenues), a decrease of 3% compared to the first quarter of 2012. In local currency terms, ROW revenues increased by 1%. In addition to negative foreign currency effects, mostly in Japan and Latin America, the slight decline in revenues resulted mainly from lower revenues in some Latin American markets and weaker performance in Canada, which was mostly impacted by price reforms across the country. This decrease was partially offset by strong revenues from our OTC business and the continued solid and profitable generic growth in Russia and Israel.

Revenues by Product Lines for the First Quarter 2013

Generic medicines net revenues in the first quarter were $2.3 billion (including API revenues of $186 million), a decrease of 12% compared to $2.6 billion in the first quarter of 2012. Generic revenues comprised 47% of total revenues in the quarter, compared to 51% in the first quarter of 2012. Generic revenues consisted of:

•	U.S. revenues of $895 million, a decrease of 27% compared to the first quarter of 2012. The decrease resulted mainly from the absence of royalties related to the sales of the generic equivalent of Lipitor® under our agreement with Ranbaxy. We also experienced declines in our sales of the generic equivalents of Lexapro® and Adderall XR® due to increased competition. These decreases were partially offset by products sold in the first quarter of 2013 that were not sold in the first quarter of 2012, the largest of which was fenofibrate, the generic equivalent of TriCor®.

•	European revenues of $873 million, an increase of 9%, or 8% in local currency terms, compared to the first quarter of 2012. This increase was driven primarily by the increase in generic penetration in France and Italy, successful launches this quarter and the impact of our renegotiations with some of the wholesalers in the region, which negatively impacted our revenues in the first quarter of 2012. The increase in revenues was partially offset by ongoing macro-economic conditions and healthcare reforms in key European markets. Major generic medicines launched during the quarter were: montelukast, ziprasidone, ibandronate sodium and zoledronic acid. We maintained our market positions in major markets.

•	ROW revenues of $547 million, a decrease of 8%, or 2% in local currency terms, compared to the first quarter of 2012. The decrease was primarily due to lower revenues in Canada, which were mostly impacted by government-imposed price reforms, and some countries in Latin America, and was partially offset by continued growth in Russia and Israel.

Specialty medicines net revenues in the first quarter were $2.1 billion, flat compared to the first quarter of 2012. Specialty revenues consisted of:

•	U.S. revenues of $1.5 billion, a slight decrease of 1% compared to the first quarter of 2012.

•	European revenues of $412 million, an increase of 12%, or 11% in local currency terms, compared to the first quarter of 2012.

•	ROW revenues of $176 million, a decrease of 16%, or 14% in local currency terms, compared to the first quarter of 2012.

Specialty revenues comprised 42% of total revenues in the quarter, compared to 41% in the first quarter of 2012.

Specialty medicines revenues were flat compared to the first quarter of 2012, despite substantially reduced revenues from Provigil® due to generic competition that began in the second quarter of 2012, as a result of strong revenues from some of our other specialty medicines, primarily Copaxone®, Treanda®, Qvar® and Azilect®.

Global revenues recorded by Teva for Copaxone®, the leading multiple sclerosis therapy in the U.S. and globally, increased 17% in U.S. dollar and local currency terms to approximately $1.1 billion, compared to $0.9 billion in the first quarter of 2012. The increase primarily resulted from volume and price increases in the U.S., where revenues increased 31% to $806 million, and from the successful take-back of marketing and distribution rights in Europe, and was partially offset by lower revenues in Russia due to timing of tenders. Copaxone® revenues outside the U.S. were $258 million, a decrease of 12% in U.S. dollars and local currency terms.

OTC net revenues in the quarter were $306 million, an increase of 56%, or 58% in local currency terms, compared to $196 million in the first quarter of 2012. This significant increase is due to strong revenues and share growth in key markets in Europe and Eastern Europe, in part related to a strong cough and cold season, from improvement in the performance of the other parts of the business of our joint venture PGT Healthcare, and from an increase in sales of OTC products in the U.S. to The Procter & Gamble Company, pursuant to a manufacturing agreement, which commenced in November 2011.

Other net revenues in the quarter, mostly from the distribution of third-party products in Israel and Hungary, were $212 million compared to $215 million in the first quarter of 2012.

Key Metrics for the first Quarter 2013

Exchange rate differences, primarily the weaker Japanese yen, between this quarter and the first quarter of 2012 reduced revenues by approximately $35 million. However, we recorded lower expenses due to these currency fluctuations and, as a result, changes in exchange rates had a smaller net negative impact of $12 million on our operating income.

Non-GAAP Information This quarter, we had net non-GAAP charges of $330 million, compared to charges of $1.2 billion and $822 million in the third and fourth quarters of 2012, respectively. Accordingly, non-GAAP net income and non-GAAP EPS for the quarter are adjusted to exclude these items:

•	Amortization of purchased intangible assets totaling $279 million of which $269 million are included in cost of goods sold and the remaining $10 million in selling and marketing expenses;

•	Finance expenses of $94 million, in connection with one-time expenses related to early redemption of senior notes and others;

•	Restructuring and acquisition expenses of $43 million, mostly related to the Cephalon acquisition;

•	Legal settlements of $27 million;

•	Impairment of long-lived assets that amounted to $15 million;

•	Costs of $12 million related to regulatory actions taken in facilities; and

•	Related tax benefits of $140 million.

Teva believes that excluding such items facilitates investors’ understanding of the Company’s business. See the attached tables for a reconciliation of U.S. GAAP results to the adjusted non-GAAP figures.

Quarterly non-GAAP operating income of $1.3 billion, down 21% compared to the first quarter of 2012. Quarterly GAAP operating income was $874 million compared to $928 million in the first quarter of 2012.

Non-GAAP gross profit margin was 58.6% in the quarter, compared to 60.9% in the first quarter of 2012. This primarily reflects the loss of exclusivity on Provigil® and a decreased contribution from the sales of exclusive generic medicines in the U.S. This was offset by higher sales of Copaxone®. GAAP gross profit margin was 52.8% in the quarter, compared to 51.1% in the first quarter of 2012, which was impacted by higher amortization of purchased intangible assets, inventory step up and costs related to regulatory actions charges.

Net Research & Development (R&D) expenditures in the quarter totaled $329 million, or 6.7% of revenues, compared to $292 million, or 5.7% of revenues, in the first quarter of 2012. Approximately 62% of net R&D expenditures in the first quarter were for specialty medicines, and the remainder was for generic and other R&D. The increase in R&D expenditure reflects our growing and focused efforts to build our pipeline and strengthen it in line with our new strategy.

Selling and Marketing expenses (excluding amortization of purchased intangible assets) totaled $985 million, or 20.1% of revenues, in the quarter, compared to $916 million, or 18.0% of revenues, in the first quarter of 2012. The increase was primarily due to higher expenses on specialty medicines, higher OTC investment in our ROW markets and Europe as well as the assumption of distribution and marketing responsibility for Copaxone® in Europe. The increase was partially offset by lower expenses on women’s health products and generic medicines in the United States, lower expenses related to our sleep disorders medicines in the United States, as well as the effects of currency fluctuations.

General and Administrative (G&A) expenses totaled $307 million in the quarter, or 6.3% of revenues, compared with $312 million, or 6.1% of revenues, in the first quarter of 2012.

Non-GAAP financial expenses totaled $81 million in the quarter (excluding expenses of $94 million in connection with early redemption of senior notes and others), compared to $70 million in the first quarter of 2012. The increase is mainly due to higher interest expenses as a result of longer debt maturities as well as higher expenses in connection with our hedging activity in the first quarter of 2013.

The provision for non-GAAP tax for the quarter was 16.5% and amounted to $193 million on pre-tax non-GAAP income of $1.2 billion. The provision for tax in the first quarter of 2012 was $207 million on pre-tax income of $1.5 billion, or 13.7%. The annual tax rate for 2013 compared to the annual tax rate in 2012 is expected to be higher, primarily as a result of the geographical and product mix of the medicines we plan to sell this year.

Quarterly non-GAAP net income for the first quarter was $960 million, down 26% compared to the first quarter of 2012. Non-GAAP diluted EPS this quarter was $1.12, a decrease of 24% year-over-year. GAAP net income and GAAP diluted EPS were $630 million and $0.74 in the quarter compared to $859 million and $0.97, respectively, in the first quarter of 2012.

Cash flow from operations during the quarter was approximately $1.1 billion, compared to $756 million in the first quarter of 2012, an increase of 46%. Free cash flow, which excludes net capital expenditures and dividends, was $640 million, a significant increase compared to $414 million in the first quarter of 2012. The increase resulted mainly from higher cash flow generated from operating activities and lower capital expenditures, partially offset by higher dividend payments and lower proceeds from divestitures of certain assets.

Cash and marketable securities at March 31, 2013, decreased to $1.6 billion compared to $3.1 billion at December 31, 2012. The decrease reflects mainly debt repayments of $1.8 billion, as described below.

During the quarter, share repurchases totaled approximately 5.2 million shares for an aggregate cost of approximately $200 million. Since the beginning of 2012, Teva has repurchased 33.3 million shares for approximately $1.4 billion as part of the $3.0 billion share repurchase plan that was authorized in December 2011.

For the first quarter of 2013, the weighted average share count for the fully diluted earnings per share calculation was 856 million on a GAAP and non-GAAP basis. At March 31, 2013, the share count for calculating Teva’s market capitalization was approximately 851 million.

Total debt at March 31, 2013, was $12.7 billion, compared to $14.7 billion at December 31, 2012. During the first quarter of 2013, Teva prepaid a total of $1.8 billion of debt, consisting of three separate debt prepayments — $1 billion principal amount of the 1.7% senior note due 2014, $500 million principal amount of the 5.55% senior note due 2016, and $248 million principal amount of the European Investment Bank floating rate loan due 2015. Financial leverage decreased from 39% at December 31, 2012, to 36% at March 31, 2013.

Total equity at March 31, 2013, was $22.8 billion, a slight decrease compared to $22.9 billion at December 31, 2012. The decrease in total equity is primarily due to the negative impact of currency fluctuations, dividend payments and share repurchases, partially offset by our GAAP net income of $630 million.

Dividend

The Board of Directors, at its meeting on April 30, 2013, declared a cash dividend for the first quarter of 2013 of NIS 1.15 (approximately 32 cents according to the rate of exchange on April 30, 2013) per share.

The record date will be May 20, 2013, and the payment date will be June 3, 2013. Tax will be withheld at a rate of 15%.

Conference Call

Teva will host a conference call to discuss its first quarter 2013 results on Thursday, May 2, 2013, at 8:00 a.m. ET. The call will be webcast and can be accessed through the Company’s website at www.tevapharm.com, or by dialing in to 1.888.771.4371 (U.S. and Canada) or 1.847.585.4405 (International). The conference ID is 34657214. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company’s website at www.tevapharm.com. A replay of the call will also be available until May 9, 2013, at 11:59 p.m. ET, by calling 1.888.843.7419 (U.S. and Canada) or 1.630.652.3042 (International). The Conference ID is 34657214.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

[1]	For a full analysis of our quarterly revenues by geography and by product line, beginning in Q4 2010, please visit our website at www.ir.tevapharm.com

[2]	Europe, as of January 1, 2013, is defined as the countries in the European Union, Norway, Switzerland and certain countries in South Eastern Europe. 2012 and 2013 revenues presented include revenues from all 36 countries currently included in our European region

[3]	ROW markets include all countries other than the United States and the countries we include as “Europe”. We began including, as of January 1, 2013, certain countries in South Eastern Europe in our “Europe” region. 2012 revenues were adjusted according to the new definition

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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